Issuer Free Writing Prospectus, dated March 27, 2006
Filed pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-132672
Hanover Compressor Company
Hanover Compression Limited Partnership
Pricing Term Sheet

Issuer:	Hanover Compressor Company
Security Description:	Senior Notes
Distribution:	SEC Registered
Face:	$150,000,000
Gross Proceeds:	$150,000,000
Net Proceeds to Issuer (Before Expenses):	$146,625,000
Coupon:	7.500%
Maturity:	April 15, 2013
Offering Price:	100.000%
Yield to Maturity:	7.500%
Spread to Treasury:	+280 bps
Benchmark:	UST 3.625% 5/13
Ratings:	B3/B
Interest Pay Dates:	April 15 and October 15
Beginning:	October 15, 2006

Clawback:	Up to 35% at 107.5%
Until:	April 15, 2009

Optional redemption:	Make-whole call @T+50 bps prior to April 15, 2010, then:
April 15, 2010:	103.750%
April 15, 2011:	101.875%
April 15, 2012 and thereafter:	100.000%
Change of control:	Put @ 101% of principal plus accrued interest
Trade Date:	March 27, 2006
Settlement Date:	(T+4) March 31, 2006
CUSIP:	410768AH8
ISIN:	US410768AH87

Bookrunners:	JPMorgan Credit Suisse
Co-Managers:	Citigroup Deutsche Bank Securities Morgan Stanley Wachovia Securities
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect (212) 270-3994.